UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013 (Report No. 2)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: Orckit Announces 2013 Annual General Meeting of Shareholders, dated November 25, 2013.

Exhibit 99.2	Notice of 2013 Annual General Meeting of Shareholders and Proxy Statement, dated November 24, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer

Date: November 25, 2013

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release: Orckit Announces 2013 Annual General Meeting of Shareholders, dated November 25, 2013.
99.2	Notice of 2013 Annual General Meeting of Shareholders and Proxy Statement, dated November 24, 2013.